BofA Securities Europe SA

Form SBSE-A

Amendment - SBSE-A/A

August 19, 2024

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B</u>

UNICREDIT BANK SRBIJA A.D. – Added as Custody, Clear, or Settle entity